

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 20, 2008

Via Fax & U.S. Mail

Mr. L. Frederick Sutherland
Chief Financial Officer
ARAMARK Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

Re: ARAMARK Corporation
Form 10-K for the year ended September 30, 2007
File No. 001-04762

Dear Mr. Sutherland:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2007

Item 6. Selected Consolidated Financial Data

Footnote 6 – Bridge Financing, page 26

1. Please revise your disclosure to indicate the term of the bridge and, if true, that the costs associated with obtaining the bridge were amortized to interest expense over the term of the bridge loan.

Item 7. Management's Discussion and Analysis

Explanatory Note, page 27

2. We note that, although ARAMARK Corporation continued as the same legal entity after the Transaction, you have presented the accompanying consolidated statements of income, cash flows and shareholders' equity on a Predecessor and Successor basis. We also note that you have prepared your discussion of the results of operations for the fiscal year ended September 28, 2007 by comparing the mathematical combination of the Successor and Predecessor periods in the fiscal year ended September 28, 2007 to the Predecessor fiscal year ended September 29, 2006, and that you have acknowledged this presentation does not comply with U.S. GAAP. Although you may believe that this discussion provides a meaningful method of comparison, and therefore a *supplemental* presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2007 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. Please expand your disclosure accordingly. Refer to the guidance set forth in FR 72 and FR 65.

Financial Condition and Liquidity

The Transaction

3. In support of your presentation of EBITDA and your calculation of adjusted EBITDA, please provide us with a copy of the specific section(s) of your debt agreement(s) that define these measures and specify their computation. Alternatively, please direct us to the relevant sections of the debt agreements previously filed. We may have further comment upon review of these agreements.

4. Please consider revising your disclosure here to show the calculation of each major EBITDA and Adjusted EBITDA-based debt covenant in tabular form, as the purpose of your EBITDA presentation is apparently to demonstrate debt covenant compliance.

5. As a related matter, we assume that your presentation is intended to comply with the disclosure guidance provided by Item 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003, as prepared by the staff of the Division of Corporation Finance. If true, please note that the MD&A disclosures included in your Form 10-Q for the quarter ended December 28, 2007 do not adequately comply with this guidance. It appears that your discussions of EBITDA and adjusted EBITDA on an interim basis constitute virtually your entire discussion of Financial Condition and Liquidity. If management believes that the credit agreements are material agreements, that the covenants are a material term of the credit agreements and that information about the covenants is material to an investor's understanding of financial condition or liquidity on an interim basis, we will not object to disclosures that comply fully with the above referenced guidance. However, any such disclosures should be accompanied by a full and complete discussion of financial condition and liquidity on a GAAP basis. Any non-GAAP disclosures should follow your GAAP discussion in a separately labeled section of the narrative. Non-GAAP disclosures should not be interspersed or commingled with the remainder of your narrative. Finally, the specific reasons for the inclusion of these non-GAAP disclosures should be explained to the reader. Please revise.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page S-8

6. Refer to your investment in AIM Services Co., Ltd on page S-11. Please tell us how your equity in the earnings of this entity has been classified in your consolidated statements of income.

Note 2 – Acquisition of ARAMARK Corporation, page S-13

7. We note from your disclosure here, elsewhere in your filing and in your Form 10-Q for the quarter ended December 28, 2007, that your preliminary purchase price allocation has not yet been finalized. Please note that SFAS 141 defines the allocation period as the period that is required to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination and, although this period is not to exceed one year, the allocation period ends when the acquiring entity is no longer waiting for information that it has *arranged to obtain or that is known to be available or obtainable* on the date of acquisition. The existence of a pre-acquisition contingency for which an asset, liability or impairment cannot be estimated does not, in itself, extend the acquisition period. Please tell us and revise your disclosure to indicate what specific information is outstanding that you had arranged to obtain or knew to be available at the time of the acquisition that is

preventing the finalization of this purchase price allocation, or revise your disclosure to indicate the purchase price allocation has been finalized.

<u>Note 4 – Goodwill and Other Intangible Assets, page S-17</u>

8. We note that you have identified the "finalization of independent appraisals" as a reason why the valuation of intangible assets and goodwill may change from the preliminary purchase price allocation. Please either remove the reference to independent appraisers or name such appraisers. Please note that if you choose to name the appraisers, their consent should be filed with any registration statement containing the financial statement as such individuals qualify as experts under Item 601 of Regulation S-K.

<u>Note 12 – Accounts Receivable Securitization, page S-38</u>

9. Please expand your disclosures to more clearly explain how you value, measure and record these activities, your retained interests in the transferred receivables, and any related servicing assets or liabilities, as applicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-2204 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief